Integrated Cannabis Solutions, Inc.

6810 North State Road 7

Coconut Creek, Florida 33073

(954) 906-0098

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, D. C. 20549

Attn: Julie Sherman, Lynn Dicker, Jeffrey Gabor, Celeste Murphy

February 5, 2021

Re:	Integrated Cannabis Solutions, Inc. Registration Statement on Form S-1 (Amendment No. 2) Originally Filed February 12, 2020 File No. 333-236395 Amendment Number 1 (filed on December 31, 2020)

Dear Messrs. Sherman, Dicker, Gabor, Murphy:

Please find below our responses to the Commission’s March 9, 2020 Comment Letter regarding the above-referenced S-1. Integrated Cannabis Solutions, Inc. is referred to herein as the “Company”, “we”, or “us”.

Amendment No. 1 to Registration Statement on Form S-1 filed December 31, 2020

Cover Page

Response to Comment 1

Respectfully, the Company disagrees with the designation of non-affiliated shareholders as underwriters in the connection with any sale of those securities, particularly a registered sale of such securities as occurring under the Form S-1. In this regard, the basis for citation to Rule 144 is not entirely clear to the Company.

In Commission’s own Release 33-8869 (2007)  language in which incorporated the “shell company" concept into Rule 144, in particular footnote 172, on page 48 of the Release, the Commission addressed concerns expressed by commenters by stating the following:

“Rule 144(i) does not prohibit the resale of securities… that were not initially issued by a reporting or nonreporting shell company or an issuer that has been at any time previously such a company, even when the issuer  is a reporting or nonreporting shell company at the time of sale…...”

The Commission adopted Rule 144 to provide a safe harbor from [the] definition of ‘underwriter’ to assist security holders in determining whether the Section 4[(a)](1) exemption is available for their resale of securities.” SEC Release 33-8869, 6 (2007). Rule 144 is typically considered to be inapplicable to registered offerings, such as a Form S-1. Thus, the Rule should not be applied in the Company’s present case, as the Selling Stockholders are not relying on the Section 4(a)(1) exemption, but intend to offer their securities pursuant to an effective registration statement under Form S-1 covering their securities.

Additionally, it would seem that Rule 144 does not create a presumption of automatic underwriter status. Rule 144(i)(1) provides that the Rule is not available for the resale of securities initially issued by a shell company or a former shell company. Rule 144(i)(2) provides an exception to the general prohibition of Rule 144(i)(1), including, as the Staff notes, that Form 10 information was filed at least one year prior to the proposed sale. However, Rule 144(i) does not create a presumption that shareholders who received securities from a shell company must be considered underwriters for any future resale of securities. Moreover, no part of Rule 144 provides that anyone for whom the Rule 144 safe harbor is unavailable is deemed an underwriter in connection with any future resale. Rather, Rule 144 deals solely with offers and sales proposed to be exempt pursuant to Section (4)(a)(1). The rule is silent respecting registered resale offerings such as this one.

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While for these reasons, as well as those explained in the Company’s prior comment response, the Company maintains its position that the Selling Stockholders should not be deemed underwriters in connection with the resale of the securities included in the Registration Statement and would be engaged in a true secondary offering, which may be conducted on an “at-the-market” basis.

However, based on the intended plan of distribution of the Selling Stockholders, the Selling Stockholders will be deemed statutory underwriters and will have the right to sell at one fixed price for the duration of this offering.

Summary of Financial Information, page 11

Response to Comment 2

We have revised our disclosure accordingly at pages 11-12. EXECUTIVE COMPENSATION, p. 58

Response to Comment 3

We have updated our Executive Compensation Section at page 58 to include our fiscal year ended December 31, 2020.

Consolidated Financial Statements for the Year Ended December 31, 2019

Consolidated Statements of Cash Flows, page 77

Response to Comment 4

The change in Accounts Payable and accrued liability is the net cash change on the balance sheet, offset by the following two non-cash transactions disclosed on the cash flow statement: (a) the $430,000 cancellation of previously accrued executive compensation; and (b) the gain on settlement of accrued interest of $106,517, which is included in the gain on settlement of convertible notes payable and accrued interest on the statement of cash flows.

Note 6. Notes and Convertible Notes Payable, page 84

Response to Comment 5

We have revised our disclosure in Note 6 accordingly.

Response to Comment 6

As of the date of the settlement, the convertible note had a principal balance of $38,887 and accrued interest of $98,187, or a total of $137,074. The holder agreed to total payments of $70,000, or a net gain on settlement of $67,074. The above is disclosed in Note 6 as part of Convertible Note for Services (See page 82).

Response to Comment 7

The $73,330 payoff includes two portions:

a. $67,330 was paid by VS Capital which became Demand Note #2 (as  disclosed on Note 6).

b. $6,000 was paid by the Company’s CEO and recorded as part of related party advances (as disclosed in Note 6).

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Response to Comment 8

We have revised our disclosure pursuant to Comment 8, as follows:

“Other Income and Expenses

Total other expenses for the year ended December 31, 2019 were $355,712, compared to net other income of $100,297 for the year ended December 31, 2018. Other income and expenses for the years ended December 31, 2019 and 2018 consists of $11,930 and 50,660 in interest expense, $19,209 and $146,334 in change in fair value of derivative liability, respectively. Loss in change in fair value of convertible notes was $1,640 during the year ended December 31, 2019, compared to a gain of $4,623 during the year ended December 31, 2018. We recognized a $436,755 loss on settlements of notes payable and a $75,404 gain on convertible notes payable during the year ended December 31, 2019; we did not recognize any such gains or losses in 2018.

Location at page 48.

We hereby acknowledge the following: (a) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission of the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and disclosure in the filing; and (c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws.

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Please contact our securities counsel, Frederick M. Lehrer, at (561) 706-7646 or flehrer@securitiesattorney1.com should you have any questions regarding Amendment Number 2.

Sincerely yours,

By:	/s/ Matthew Dwyer
Matthew Dwyer, Chief Executive Officer

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